82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030553

REGISTRANT'S NAME Gammon Lake Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4909 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/15/02

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.

AR/S
7-31-01

ANNUAL INFORMATION FORM

December 20, 2001

GAMMON LAKE RESOURCES INC.

(the "Company")

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1 INCORPORATION . . . . -1-

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS . . . . -2-

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS . . . . -2-
- Properties of the Company . . . . -2-
  1. Ocampo Project . . . . -2-
     - General . . . . -2-
     - Geologist's Reports . . . . -2-
     - Soyopa Joint Venture . . . . -2-
     - Minera Fuerte Joint Venture . . . . -3-
     - Property Description and Location . . . . -4-
     - Accessibility, Climate, Local Resources, Infrastructure and Physiography . . . . -5-
     - History . . . . -5-
     - Geology and Mineralization . . . . -7-
     - Deposit Model . . . . -8-
     - Gold and Silver Mineralization . . . . -9-
     - Exploration . . . . -10-
     - Mini Bulk Sample and Treatment . . . . -13-
     - Preliminary Density and Metallurgical Testwork . . . . -13-
     - Mineral Resources and Reserves . . . . -16-
     - Interpretation and Conclusions . . . . -20-
     - Recommendations . . . . -22-
     - Feasibility Study Program and Budget . . . . -22-
  2. Santa Maria and La Cuesta Claims . . . . -28-
     - Location and Access . . . . -28-
     - Regional Geology . . . . -28-
     - Current Exploration Results . . . . -28-
  3. Mineral Claims in the Province of Nova Scotia . . . . -29-
     - General . . . . -29-
     - Physiography and Regional Geology . . . . -29-
     - Licence Holdings . . . . -30-
- Risk Factors . . . . -30-

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION . . . . -33-
- Annual Information . . . . -33-
  1. Twelve Months Ended July 31, 2001, 2000 and 1999 - Consolidated Balance Sheet Data . . . . -33-
  2. Twelve Months Ended July 31, 2001, 2000 and 1999 - Consolidated Statement of Loss and Deficit Data . . . . -33-
- Quarterly Information . . . . -33-
- Dividend Record and Policy . . . . -34-

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . -34-
- Overview . . . . -34-

Results of Operations . . . . -34-
1. Twelve Months Ended July 31, 2001 . . . . -34-
2. Twelve Months Ended July 31, 2000 . . . . -35-
3. Twelve Months Ended July 31, 1999 . . . . -35-
Liquidity and Capital Resources . . . . -35-
Outlook . . . . -36-
Related Party Transactions . . . . -37-

ITEM 6 MARKET FOR SECURITIES . . . . -37-

ITEM 7 OFFICERS AND DIRECTORS . . . . -37-

ITEM 8 ADDITIONAL INFORMATION . . . . -40-

GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM
for its financial year ended July 31, 2001,
containing information as at December 20, 2001

ITEM 1 INCORPORATION

Gammon Lake Resources Inc. (the "Company") was incorporated under Part 1A of the *Companies Act* (Quebec) on February 25, 1986, under the name "Golden Rock Explorations Inc.". In 1990, the Company became the subject of a cease trade order issued by the Quebec Securities Commission for failure to file interim financial statements. In 1998, the cease trade order was revoked and the Company was reactivated through a series of reorganization transactions (the "Reorganization Transactions") which included the acquisition of all of the issued and outstanding securities of "Gammon Lake Resources Incorporated", a company with mineral exploration interests in the State of Chihuahua, Mexico and the Province of Nova Scotia, in exchange for securities of the Company on a one-for-one basis. As part of these transactions, the Company also changed its name to its current form of name, "Gammon Lake Resources Inc.", and consolidated its common shares on a 15:1 basis immediately before the acquisition of Gammon Lake Resources Incorporated.

The registered office of the Company is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7. The Company's principal office is located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.

The Company has the following direct and indirect wholly-owned subsidiaries:

a) Gammon Lake Resources (N.S.) Inc. ("Gammon Lake Nova Scotia"), which was incorporated under the laws of the Province of Nova Scotia and is the operating company for the Company's Canadian properties;

b) Gammon Lake de Mexico S.A. de C.V. ("Gammon Lake Mexico"), which was incorporated under the laws of Mexico and is the operating company for the Company's Mexican properties; and

c) Gammon Lake Resources (Barbados) Inc. ("Gammon Lake Barbados"), which was incorporated under the laws of Barbados and is the holding company for Gammon Lake Mexico.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's subsidiaries.



Gammon Lake Resources Inc. (Ontario)
Gammon Lake Resources (N.S.) Inc. (Nova Scotia)
Gammon Lake Resources (Barbados) Inc. (Barbados)
Canadian Properties
Gammon Lake de Mexico S.A. de C.V. (Mexico)
Mexican Properties

All of the above companies are sometimes referred to together herein as the "Company". Unless indicated otherwise, all references to dollar amounts shall be Canadian dollars.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a mineral exploration company which is currently and, for the last three years, has been engaged in exploring for gold and silver deposits in the State of Chihuahua, Mexico.

The Company's mineral interests in the State of Chihuahua, Mexico are comprised of a 60% interest in and the option to buy the remaining 40% interest of a gold and silver mineral exploration property totalling 17 mining titles and covering an area of approximately 477 hectares in the municipality of Ocampo, an additional 17 mining titles covering an area of approximately 2,064 hectares in the municipality of Ocampo in which the Company has a 100% interest with certain property payment obligations and another 7 mining titles in the municipality of Ocampo in which the Company has a 100% interest with no property payment obligations for a total of 41 mining titles encompassing approximately 3,500 hectares (collectively, the "Ocampo Project"), as well as a 100% interest and a 90% interest, respectively, in two mineral claims located in the municipality of Chinipas and covering an area of approximately 150 hectares and 40 hectares, respectively (the "La Cuesta Claim" and the "Santa Maria Claim").

The Company's primary focus at this time is on the mining titles comprising the Ocampo Project. The Company either owns or has an option to purchase an interest in all such mining titles without any residual royalties.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Properties of the Company

1. ***Ocampo Project***

General

The Ocampo Mining District is located in the Sierra Madre Occidental province. The Sierra Madre is host to one of the largest epithermal precious metal metallogenic provinces and includes some of the well-known gold-silver producing mining districts in Mexico, such as Concheno, Ocampo, Batopilas, San Dimas-Tayoltita, Topia, Guanacevi, Bacis and recent discoveries of multi-million ounce deposits like Placer Dome's Mulatos, Penole's Penos Altos and Francisco Gold's El Sauzal.

Geologist's Reports

Certain portions of this annual information form, particularly as they relate to the descriptions of the geology, mineralization, resource audit and feasibility study plans of the Company's exploration properties are derived from a report dated October 26, 2001, prepared by Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers ("WGM") entitled, "Project Update and Feasibility Study Plan of the Ocampo Gold-Silver Project, Mexico for Gammon Lake Resources Inc." (the "WGM Report"). The author of the WGM Report has made a site visit to examine the geology and exploration work carried out on the exploration properties of the Company. The WGM Report embodies further work completed by the Company and updates the results detailed in an earlier report prepared by WGM on March 30, 2001, entitled "Audit of the Resources of the Ocampo Gold-Silver Project, Mexico for Gammon Lake Resources Inc.".

Soyopa Joint Venture

Pursuant to the terms of an option and joint venture agreement dated March 1, 2000 (the "Soyopa Joint Venture Agreement"), as amended by an option buy-out agreement dated August 17, 2000 (the "Soyopa Option Buy-Out Agreement") and further amending agreements dated April 24, 2001, September 27, 2001 and November 24, 2001, respectively (the "Soyopa Amending Agreements), entered into between the Company and Minerales de Soyopa, S.A.

de C.V. ("Soyopa"), the Company has acquired 17 mining claims covering an area of approximately 2,064 hectares in the municipality of Ocampo in the southwestern area of the State of Chihuahua, Mexico. In accordance with the terms of the agreements, the Company has made the following payments, share issuance and exploration expenditures: (i) U.S. $500,000 payment on March 31, 2000; (ii) U.S. $250,000 payment on February 1, 2001; (iii) U.S. $100,000 on November 24, 2001; (iv) 5,000,000 Common Shares issued at a deemed value of Cdn. $2,600,000 ($0.52 per share) on November 24, 2001; and (v) U.S. $100,000 on exploration prior to May 31, 2000. The Company is required to make additional payments in accordance with the following schedule: (i) U.S. $125,000 payment on or before May 23, 2002; and, (ii) U.S. $7,000,000 in two separate payments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. In a related arm's length agreement with Compania Minera Global S.A. de C.V. ("Minera Global") dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Option Buy-Out Agreement, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project. See "Risk Factors - Capital Investment".

Minera Fuerte Joint Venture

Pursuant to the terms of an option and joint venture agreement dated January 6, 1999 (the "Minera Fuerte Joint Venture Agreement", as amended by agreements dated December 2, 1999 and March 5, 2001 (the "Minera Fuerte Amending Agreements"), entered into between the Company and Minera Fuerte Mayo, S.A. de C.V. ("Minera Fuerte"), the Company acquired a 60% interest in and formed a joint venture on, a producing gold and silver mineral property located in the municipality of Ocampo, in the southwestern area of the State of Chihuahua, Mexico. The property is comprised of 17 mining claims and covers a total area of approximately 477 hectares in the northern, western and central parts of the Ocampo Mining District.

In accordance with the terms of the Minera Fuerte Joint Venture Agreement, the Company completed an exploration and mine development program of U.S. $200,000, which was required to be completed on or before July 6, 1999. During the option phase, the Company paid to Minera Fuerte the amount of U.S. $50,000 on execution of the agreement and the amounts of U.S. $30,000 on February 15, 1999 and U.S. $170,000 on June 6, 1999, respectively. Under the terms of the agreement, 500,000 Common Shares were issued to Minera Fuerte effective June 6, 1999 and a payments in the amount of U.S. $309,500 were made to Minera Fuerte effective to December 23, 1999.

Upon completion of the option phase, which expired on June 6, 1999, the Company acquired its 60% interest in the property and elected to form a joint venture with Minera Fuerte, with the Company participating as to 60% and Minera Fuerte participating as to 40%. Under the terms of the joint venture, the Company is the operator of the property and 100% of the sales from production on the property may be applied to the cash payments due to Minera Fuerte in the joint venture stage. Pursuant to the terms of the agreement, a total of 2,000,000 Common Shares of the Company were issued to Minera Fuerte as follows: (i) 500,000 Common Shares on December 6, 1999; (ii) 500,000 Common Shares on July 6, 2000; and (iii) 1,000,000 Common Shares on January 6, 2001. In addition, the Company made a total of U.S. $288,474 in monthly payments to Minera Fuerte, and a lump sum payment of U.S.$199,500 made on February 1, 2000. Under the terms of the agreement, a balance of U.S. $211,526 is due to Minera Fuerte upon the sale of the Ocampo Project.

Pursuant to an agreement dated March 31, 1999 (the "Minera Fuerte Option Buy-Out Agreement"), entered into between the Company and Minera Fuerte, the Company has the right to acquire the 40% interest of Minera Fuerte in the Minera Fuerte Joint Venture Agreement for a sum equal to U.S. $5.00 per ounce of gold and gold equivalent in the category of "Proven Ore", as defined in the Second Escrow Agreement. For purposes of the foregoing, the Minera Fuerte Option Buy-Out Agreement provides that the determination of "Proven Ore" shall be made pursuant to a feasibility report prepared by an independent third party consulting firm of international repute which is acceptable to the Company and Minera Fuerte. The buy-out may not occur until (a) all cash and share payments to Minera Fuerte prescribed by the Minera Fuerte Joint Venture Agreement have been made, and (b) the Company has incurred at least Cdn. $ 1.0 million in exploration expenditures or completed at least 5,000 metres of drilling on the property. See "Risk Factors - Capital Investment".

Property Description and Location

The Company's Ocampo Project is located in the Municipality of Ocampo, State of Chihuahua, Mexico and consists of 41 mining titles encompassing 3,498.96 net hectares. The Company either currently owns or has an option to purchase a 100% interest in all the mining titles without any residual royalties. See, "Ocampo Project - Minera Fuerte Joint Venture Agreement" and " Ocampo Project - Soyopa Joint Venture and Option Buy-Out Agreements".

Ocampo Project - Listings of Claims			
Claim	Map Number	Title Number	Size (hectares)
El Peñol*	1	200345	7.78
El Rayo	2	160307	12.00
Santo Nino	3	189284	19.34
La Resurreccion	4	185243	37.59
La Escalera	5	203386	18.98
Maria	6	195211	8.52
La Gloria	7	168685	108.00
San Amado	8	147733	46.28
El Mastuerzo	9	150528	9.00
Nuevo Jesus Maria y Jose	10	151997	13.69
Cubiro	11	153207	7.03
San Martin	12	155698	17.37
El Rayo	13	155697	20.73
Balvanera	14	192789	6.45
Mirasol	15	161866	10.00
La Fe*	16	188719	39.00
La Estrella	17	147793	9.00
Santa Ana	18	165663	14.26
El Provenir	19	E16/26526	14.78
Alejandra	20	E16/26908	469.87
Alejandra Uno	21	E16/26909	505.67
Alma	22	E16/25743	9.37
El Hueco	23	21/5871	2.12
Santa Juliana	24	170141	10.10
Rosario de Oro	25	170142	8.00
Belen	26	170143	16.00
Lluvia de Oro	27	170144	100.00
San Ramon	28	170145	16.00

Estanislao	29	170146	5.66
Candelaria	30	170147	3.99
Altagracia	31	170148	16.00
San Jose del Picacho	32	170149	4.59
Matulera	33	170150	9.47
San Jose y San Juan	34	170151	24.74
Belgrado	35	170152	7.28
Ampliacion de Altagracia	36	170153	10.00
Kristal	37	204194	1,657.92
San Juan	38	191736	53.91
La Olvidada	39	192048	105.00
Buenos Aires*	40	185297	19.68
Diez Mayo	41	E16/25824	23.79
Total net hectares			3498.96

* The issuance of exploitation concessions for El Peñol, Buenos Aires and La Fe mining claims is in progress.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ocampo Gold Silver Project is located in the Municipality of Ocampo, State of Chihuahua, Mexico. Chihuahua has a well-developed transportation network with over 4,000 kilometers of paved highways, 7,000 kilometers of improved roads and 2,100 kilometers of railway. International airports are located in the cities of Ciudad Juarez and Chihuahua.

Access to the project is via Federal Highway 16, a major transportation route across the Sierra Madre, to Cahuisori followed by 27 kilometers of government maintained gravel road to the project area. Alternatively the project can be accessed via a government maintained gravel road from Highway 16 to Moris, then east to Ocampo.

The climate is temperate with cool winters and mild summers. Rainfall is erratic in terms of yearly precipitation and occurs mainly during the summer monsoon season. The average annual precipitation is approximately 800 mm. Vegetation consists of pine and mixed pine and deciduous forest.

The nearest town, Ocampo, is located at the eastern edge of the project area and has an estimated population of 500 people. Ocampo is the seat of the Municipal government. An electrical line is currently under construction, which will connect Ocampo to the national electrical grid. An adequate work force, familiar with mining, is present. Mining and forestry are the major industries in the area.

The Ocampo Gold-Silver Project is located in the Sierra Madre Occidental physiographic province. It is located at approximately Latitude 28° 12' 30" and Longitude of 108° 25" 00". The Sierra Madre Occidental exhibits features of an incised plateau rather than a true mountain range. The project is located near the eastern end of the Barranca (canyon) country with project elevations ranging between 2,200 and 1,600 meters in elevation. The northwestern portion of the project is located in a feature best described as a topographic basin and is inside the 60-kilometer diameter Ocampo caldera system within a broad anticline in the Lower Volcanic sequence of andesites, flows, agglomerates and tuffs.

History

Spanish exploration of northern Mexico began in 1554. The first significant mineral discovery in Chihuahua was the Santa Barbara district in 1567 followed by Parral, in 1631, and Batopilas in 1632. Major discoveries made during the 1700's include the Santa Eulalia, Marguarichi, Delores, and Naica districts.

An explorationist in the employ of Jose de Herrero, a Spaniard, discovered the Ocampo district in 1804. After the initial exploration and exploitation the district was abandoned because of the Mexican War for Independence that took place from 1810 to 1820.

Ocampo was revitalized in the 1820s and 1830s with French and English interests making significant investments in the Refugio and Plaza de Gallos (Santa Eduvigas) mines in the western part of the district. The Balvanera, Santa Juliana and other mines in the northeastern portion of the district were discovered at this time. The district was idled by a combination of problems that included the handling of water in the workings and political unrest in the mid 1800's.

Ocampo was reactivated in the late 1800s when the government of Porfiro Diaz once again encouraged foreign investment. From the 1880s to the beginning of the Mexican Revolution, the Ocampo district underwent its greatest period of development. The Belen, San Juan y San Jose and Matuleria (Picacho) mines were developed and the Plaza de Gallos and Santa Juliana mines reopened.

In the early 1890s Col. William Greene made Ocampo, together with Pinos Altos, the cornerstones of his Chihuahua Gold, Silver, Cattle and Timber Company. Greene undertook a vigorous development program. This program included a proposed 4-kilometer production/dewatering adit 300 meters beneath the deepest workings in the northeastern portion of the district. Greene never completed this undertaking demonstrating that water was a significant impediment to mine development.

After Greene's Chihuahua empire collapsed in the financial crises of 1907, the properties passed into the hands of the Sierra Consolidated Mines Company. In 1912 Robert Linton, the chief engineer of Sierra Consolidated Mines Company, estimated the total production of Ocampo up to this time had exceeded a value of $100,000,000 U.S. in gold and silver. Shortly thereafter, the onset of the Mexican Revolution once again idled the Ocampo district.

The district saw resurgence in the 1930s and early 1940s. The Plaza de Gallos mine was reopened and a rich new ore shoot was discovered. This ore shoot was discovered in a mine, which at that time was over 100 years old and is believed to have produced over 3.8 tonnes of gold and 59 tonnes of silver between 1939 and 1941.

Following cessation of operations at Plaza de Gallos, small operators and garimperos conducted mining in the district. In the beginning in the 1980's the Consejo de Resources Minerales de Mexico S.A. de C.V. undertook a series of studies and financed the construction of a nominal 100 tonne a day mill equipped with a flotation circuit. It is worth noting that Consejo de Resources Minerales recommended the construction of a dewatering adit that was similar to that of Greene's project.

In 1997, following changes in Mexican mining laws allowing for 100 percent foreign ownership of mining properties, Mogul Mining NL, through its subsidiary Minera La Reina S.A. de C.V. entered into a joint venture with the landowner, Minerales de Soyopa S.A. de C.V. Mogul Mining NL completed 59 reverse circulation drill holes totaling approximately 6288 meters in 1997 and 1998 and undertook a district scale mapping and sampling program focusing on the western portion of the district. In 1999 Augusta Resources Company entered into an agreement to acquire the interest of Mogul Mining NL in the project, and drilled 11 reverse circulation holes and deepened one existing hole. Total meters drilled in this program were approximately 1,688 meters. Mogul Mining NL and Augusta Resources Corpration failed to meet work commitments to the landowner and relinquished their interest in the joint venture in late 1999.

The Company through its subsidiary Gammon Lake de Mexico S.A. de C.V. acquired an option in 1999 to purchase 17 claims in the northern portion of the district. See "Ocampo Project - Minera Fuerte Joint Venture Agreement". During 1999 the Company undertook an exploration program consisting of mapping, sampling, underground test mining and the completion of 50 core holes totaling approximately 3,729 meters. In early 2000, the Company entered into a joint venture agreement with Minerales de Soyopa S.A. de C.V. This agreement effectively consolidated the entire Ocampo district for the first time. Since that time, the Company has executed a series of purchase options, which will allow it to acquire a 100 percent ownership interest in the joint venture land holdings.

The Company has undertaken an aggressive drill program consisting of both surface reverse circulation and core drilling and underground core drilling totaling 39,785.48 m in 310 drill holes. The WGM Report provides a resource audit and feasibility study plan for the Ocampo Project.

Geology and Mineralization

(a) Regional Geology

The Ocampo project occurs within the Sierra Madre Occidental, an elevated plateau, incised by deep canyons (barrancas). This area represents one of the world's largest unmetamorphosed volcanic terranes. The uplift and erosion that created the canyons, has exposed high level hydrothermal mineralization, however, the basement rocks are rarely exposed and poorly known. This province extends from the centre of Mexico to the border of the United States.

(b) Local Geology

The oldest rocks in the Ocampo area are Triassic to Cretaceous sediments found in isolated erosional widows and are composed of conglomerates, sandstones, limestone lenses and intercalated andesites. During the Laramide Orogeny and continuing through the Cenozoic, the area was the site of intense volcanic activity producing a thick sequence of volcanic flows, tuffs, and agglomerates of andesitic to rhyolitic composition and related intrusives.

Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups; the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG"), which overlie a Precambrian through Jurassic basement. The LVG rocks are dominant in the project area and consist predominantly of massive andesitic flows and tuffs. Localized beds of volcanoclastic sediments are present with the rocks becoming more felsic toward the top of this group. The LVG hosts the majority of the Au-Ag deposits exploited to date in this region. The UVG rocks are predominantly felsic ignimbrites, tuffs, flows and volcanoclastics. Intense and prolonged volcanic activity probably produced the hydrothermal mineralization responsible for the numerous gold and silver mines in the area.

Overall, the dominant structural direction is west-northwest, with secondary cross-cutting structures trending north-northwest. The numerous mines and prospects in the district follow this main trend. In general, the project area can be broken into two major structural areas; the PGR Trend and the NE Area.

The large amount of volcanic rocks and the numerous semi-circular features (identified in high altitude air photos and satellite imagery) indicate the formation of large calderas. It is believed that Ocampo lies near the centre of a major caldera and is surrounded by at least two others. It has been suggested by several workers in the area that the reason the Sierra Madre Occidental is relatively undeformed is due to the presence of a large underlying batholith, which may be the source of the large volume of volcanic sediments.

(c) Property Geology

The LVG and the UVG are exposed in the project area at Ocampo. These rocks are composed of andesites, rhyolite tuffs, andesite porphyries, flows and agglomerates which have been overlain by porphyritic andesites, interbedded with agglomerates and capped by Oligocene tuffs. This is part of a larger caldera that is about 60 km in diameter. An age of 28 Ma is recorded for the uppermost volcanic unit, hence most of the economic mineralization is older.

The oldest recognized unit exposed at surface is a rhyolitic sequence within the LVG. Flow and pyroclastic textures have been recognized in both outcrop and core. It appears that pyroclastic breccias from this unit contain fragments of andesitic to dacitic composition, indicating that an older andesite unit may be beneath this unit.

Overlying the rhyolite unit is a thick sequence of andesite to dacite agglomerate flows and tuffs. Occasionally, volcaniclastic sediments are interbedded within these flows.

The UVG unit overlies the LVG rocks, and contains predominantly felsic ignimbrites, tuffs, flows and volcanoclastics. Textural and sorting characteristics indicate some of the units were deposited under basal surge conditions.

All the above rock types have been intruded by andesitic to dacitic dikes and sills. These rocks are believed to be Tertiary in age.

The WNW striking PGR Trend extends from El Penol in the southeast to beyond La Estrella in the west. The four main areas of interest in this trend are Conico, Refugio, Plaza de Gallos and Picacho, which is NW striking. The deposits lie within a contiguous zone of alteration and mineralization which stretches along strike for over three kilometres. The PGR Trend consists of a series of NW trending faults that cut across WNW trending structures. It is believed that the WNW fault zone is an oblique transfer zone that developed in order to accommodate movement along the NW faults. It has also been suggested that the NW trending structures are part of a district scale cymoid loop.

The NE area consists of a large northerly trending structure called the Belen-San Jose structure. It is cut by NW trending structures and intersects the PGR Trend in the La Pared area. Numerous NNE fault segments bounded by NW faults are also present.

Earlier geological work documents six major periods of deformation that were produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics. The following table details the six deformation events.

Summary of Deformation, Kinematics and Mineralization of the Ocampo Project Area			
Deformation Event	Main Shear Kinematics	Orientation of Principal Stress	Associated Geochemical Event
D1	Dextral strike-slip with some normal movement	S37W23	No known mineralization
D2	Sinistral strike-slip with some reverse movement	N73E35	No known mineralization
D3	Dominantly dextral strike-slip with local sinistral movement	N24E03	Early, most intense quartz deposition
D4	Local sinistral/reverse movement	N51W55	Continued quartz deposition
D5	Normal with minor sinistral strike-slip	S38E80	Early and strong ore-metal deposition (extensional kinematics)
D6	Dextral strike-slip with minor normal movement	N53W15	Continued ore-metal deposition (lateral kinematics)

Steronet analysis shows that both dip-slip and strike-slip movement accompanied each phase of structural deformation. Orientation and geometry of the higher grade mineralized zones or clavos (ore shoots) intersected in drilling, further supports both strike-slip and dip-slip movement.

Deposit Model

The mineralization in the Ocampo area is controlled by a major strike-slip fault, the morphology of which suggests a dominantly dextral movement. The surface expression of the zone consists of WNW trending riedel structures, offset by cross-cutting NNW trending structures. The faults and breccias, resulting from numerous periods of structural activity, acted as channel ways for multiple mineralizing events, including precious metal-poor, gold-rich and silver-rich events. It is believed that the principal silver event post-dates the principal gold event. The structural targets are predominantly at the intersections of NNW with WNW shears (ie., Conico, Refugio, Plaza de Gallos and

San Ramon deposits), which tend to be characterized by a significant plunge component parallel to the lineation of the intersecting structures or at various positions along the NNW structures (i.e., Picacho, Alma and Belen/San Jose deposits).

Ocampo is a classic gold-silver epithermal district and is generally classified as a pluton related adularia-sericite system. Based on mineralogy and alteration, gold-silver mineralization in the PGR Trend and the NE Area is of the low-sulphidation, quartz-adularia type. The system contains quartz vein stockworks, and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, tetrahedrite (rare) and sulphosalt minerals forming in a high-level (epizonal) to near surface environment. The mineralization commonly exhibits open space filling textures and is associated with volcanic-related hydrothermal to geothermal systems. Presently, the known deposits within the project area have no significant associated base metal mineralization.

La Fe and other areas in the northwest portion of the Property exhibit alteration, mineralization and geochemistry characteristics typical of a high-sulphidation, quartz-enargite type. The rhyolite and dacite host rocks in the La Fe area indicate that this mineralization is stratigraphically lower than the low-sulphidation mineralization found in the PGR Trend and NE Area, suggesting that the potential for high-sulphidation style mineralization may be present beneath or adjacent to the known mineralization in these areas. This type of system contains veins, vuggy breccias and sulphide replacements, ranging from pods to massive lenses, which occur in volcanic sequences associated with high-level hydrothermal systems that are marked by acid leached, siliceous alteration.

Examples of low-sulphidation systems are Tayolita (in continuos operation for over 400 years), Bacis and La Ceinagua, all operating mines in the state of Durango. Pinos Altos and Dolores, both in the state of Chihuahua, are currently under development. Examples of high-sulphidation systems in the development stages are Mulatos (Sonora), El Sauzal (Chihuahua) and Metates (Durango).

Gold and Silver Mineralization

Epithermal gold-silver mineralization in the Ocampo mining district is structurally controlled. Ore grade mineralization is hosted in N, WNW, NW, NE and EW striking structures. Within the PGR Trend, the WNW trending structural zone from Plaza de Gallos to La Estrella has been the most productive, followed by the NW striking Picacho structure. In the NE Area, the greatest production has been derived from the northerly striking Belen-San Juan and San Jose structures and the NE striking Santa Julian structure.

Andesitic agglomerates host the majority of the deposits found to date. This is believed to be a function of mineralized surface outcrop as opposed to the agglomerate being the preferred host rock. Glassy intrusives, or densely welded tuff (which should make a better host rock), may be present at depth and are exposed in the northwest area and in the underground workings at Santa Juliana.

Discrete fissure vein mineralization is rare at Ocampo. Structures hosting potentially economic gold and silver mineralization are composed of a core of quartz breccia surrounded by varying degrees of quartz stockworks. In some areas, such as Plaza de Gallos and Refugio, this mineralization can exceed 50m in true thickness. Hydrothermal mineralization was episodic and accompanied by structural movement. Quartz-matrix dilatational hydrothermal breccias are present in the core of structural zones and are enveloped by a zone of crustiform to comb quartz stringers. The combined thickness of the quartz breccia-stockwork zones can be in excess of 75m. Wall rock silicification often extends well beyond the stockwork zone.

The abundance of open vugs lined with drusy quartz indicates that open space was present throughout the deposition of quartz. These textural characteristics are postulated to be indicative of violent and rapid pressure changes. In hand specimen, the types of quartz present ranges from a banded creamy white chalcedony, to clear crystalline white quartz, to drusy amethyst. All three varieties of quartz can be found in close proximity. A fine-grained quartz-epidote assemblage has also been observed in some areas.

While gold and silver mineralization is associated with quartz, not all quartz contains precious metals. Work completed to date indicates that while quartz deposition accompanied all six phases of structural deformation, quartz deposition was strongest during the third structural event. Gold and silver on the other hand were deposited during the fifth and sixth deformation events. Precious metal mineralization consists of electrum, native silver and, in the sulphide zone, argentite. Gold and silver are of equal economic importance at Ocampo. The gold to silver ratio varies somewhat throughout the district but overall is remarkable consistent, on the order of 1 to 40.

Base metals are rarely encountered at Ocampo and consist of sphalerite, galena and chalcopyrite in the sulphide zone. The base metals have no economic importance and there does not appear to be an increase in concentration at depth.

Alteration associated with gold-silver mineralization consists of the previously discussed silicified zone surrounding the quartz breccia stockworks and argillic alteration. An argillized halo is often present surrounding silicified structures. In the Plaza de Gallos area, the dominant surface alteration type is argillic and the gold and silver values in outcrop are only anomalous. This argillic cap immediately overlies one of the historically richest ore shoots at Ocampo. Linton noted this relationship in 1912 when he observed that "clay caps" often overlay rich ore shoots. Work by Gammon Lake indicates that these clay caps may be an expression of the upper most precious metal depositional horizons, and could be a valuable exploration tool.

Gold-silver mineralization is present over an elevation range of at least 700m. The lowest known productive levels of the Santa Juliana mine are at an elevation of approximately 1,400m and the outcrop of the highest point of mineralization at Plaza de Gallos is approximately 2,150m. Other districts that contain similar elevational thicknesses are the Comstock in Nevada, and Tayoltita and Guanajuato in Mexico. These districts have vertical ore extents in excess of 600m. There has not been a single ore shoot that has been traced over the entire 700 m, due in part to mineralization exposures and water.

Exploration

(a) General

Gammon Lake initiated its exploration program in 1999, and by the end of the year had completed geological mapping, sampling, limited underground test mining from historical workings in the Brenda area, and the drilling of 50 core holes totalling about 3,500m in the NE Area. A total of 1,574 tonnes was collected from this mini-bulk sample averaging 7.3gAu/t to 281gAg/t, with flotation recoveries of 87% and 77% respectively.

During 2000, Gammon Lake conducted more detailed surface geological mapping, sampling, trenching and road building. A large RC and core drilling program was also completed, as well as limited underground mapping and sampling of accessible workings. Ten additional exploration holes were drilled in 2001. Geological mapping has delineated numerous mineralized structures and the surface sampling (continuous chip) programs have utilized road cut exposures, outcrop and, where necessary, excavated trenches. The surface exploration has identified argillic and silicified zones usually found to surround structures containing economically interesting gold and silver mineralization. Exploration to date shows that the Ocampo area is host to a very large, mineralized hydrothermal system.

Drilling results at the Ocampo project have been very encouraging. To date there have been 310 drillholes completed on the property. The number of holes containing economic intercepts to total holes drilled demonstrates the significant economic potential of the area.

(b) Drilling

(i) General

Drilling and sampling procedures have been conducted according to accepted industry practices. Cross section line spacing is variable between targets, but in the more densely drilled areas, such as Plaza de Gallos and Refugio, lines are a nominal 50m apart. The occasional in-fill hole is drilled at a 25m spacing, i.e., between sections. Spacing of drillholes on section lines is a nominal 25m. There is no evidence of clustering of drillholes around high-grade intercepts.

An Ausmine camera was used for downhole surveying on some of the drillholes. Surveying revealed no significant deviation in the direction of holes, however, a gradual steepening of the holes at depth was noted.

The drilling program in 2000 consisted of approximately 19,341m of RC drilling and 7,895m of core drilling in 180 holes. Some of the holes were drilled by RC methods in the upper reaches of the deposit, but finished with core drilling. This varied from hole to hole depending on ground conditions, but the change over was usually between a depth of 150 to 200m. All Brenda Area ("BR") and underground ("UGD") holes were drilled using only core equipment.

From October to December 2000, Gammon Lake completed its main drill program, consisting of surface RC, with some completion of the deeper holes with core drilling, and underground core drilling totalling approximately 14,750 m in 102 drillholes.

From May to June, 2001, Gammon Lake drilled an additional 803.70 m in 10 exploration holes, seven from surface and three from underground workings. Of the 10 holes completed, six intersected the targeted zones. WGM has reviewed the results of the most recent drilling and has determined that these holes have no material effect on the previously completed resource estimate.

The best results came from the Brenda area, where two underground holes intersected economic concentrations of gold-silver mineralization:

UGD-13 – 3 m @ 10.88 g Au/t, 633 g Ag/t
UGD-14 – 8 m @ 1.62 g Au/t, 54 g Ag/t, including 3 m @ 3.49 g Au/t, 102 g Ag/t
and 28 m @ 1.16 g Au/t, 64 g Ag/t, including 3 m @ 4.67 g Au/t, 267 g Ag/t

The remaining holes hit wide (+10 m), but low grade mineralization or higher grade, narrow (<2 m) structures.

As of June 30, 2001, a total of 39,785.48 m has been drilled in 310 holes on the Property. The breakdown of the total drilling to date is 12,427 m of core drilling and 27,358 m of RC drilling.

The 2000-2001 drilling programs were designed primarily to expand the known mineralized zones and to in-fill certain areas to upgrade the categorization of the mineralization. Some exploration was conducted on new targets, however, most drilling was conducted on the Plaza de Gallos and Refugio deposits. The table below lists the total meterage and the number of holes drilled on each zone for the Ocampo project. A total of 30 targets have been drill tested to date.

Drilling Summary for Ocampo Project		
Area	**Number of Holes**	**Total Metres**
Refugio	58	9,631.22
Picacho	43	5,054.96
Plaza de Gallos	41	7,625.98
Conico	31	3,695.25

Brenda	20	1,930.20
Upper JM	16	991.90
La Estrella	15	1,672.44
Aventurero	12	1,344.77
San Juan	11	1,780.41
Maria	9	627.37
Las Animas	7	469.52
Resurreccion	5	300.50
Persico	4	445.00
Belen	5	1,048.71
El Rayo	3	324.91
El Penol	4	365.04
Sta. Teodora	3	238.05
Altagracia	2	284.07
Sta Ana	4	401.80
Rosario Del Oro	3	263.50
Saddle	2	278.89
La Fe	2	231.64
La Gloria	2	206.96
La Zorra	2	86.00
JM	1	136.25
San Ramon	1	67.67
La Parred	1	61.87
San Amado	1	47.50
Sta Juliana	1	91.40
El Mastuerzo	1	81.70
Total	**310**	**39,785.48**

The following descriptions briefly summarize the drilling on the main zones. In general, the project area can be broken into two major structural areas; the PGR Trend and the NE Area.

(i) PGR Trend

There are four main areas on the PGR Trend, three of the deposits, Refugio, Plaza de Gallos and Picacho, have received most of the drilling on the Property to date. The following is a brief description of the drilling density on each of the deposit areas.

Plaza de Gallos. At Plaza de Gallos, 41 holes were drilled on 10 sections. Primarily, fence lines were established at a nominal 50 m spacing. As at Refugio, several in-fill fence lines at a nominal 25 m spacing contain a single drillhole and were established to test continuity of the mineralized zone. Additional holes are needed in the area between Refugio and Plaza de Gallos.

Refugio. Fifty-eight holes were drilled into the Refugio area. A total of 16 fence lines were established. Nominal primary fence line spacing is 50 m with several in-fill fence lines having a 25 m spacing. Drillholes on fence lines have a nominal 25 m offset spacing where intersecting the mineralized zone. In-fill fence lines contain only one or two holes.

Conico. Drillhole fence lines have been established at a nominal 50 m spacing. To date 31 holes have been drilled on 18 fence lines. The spacing of drillholes on fence lines is a nominal 25 m offset. Several fence lines currently have no drilling while others have only one or two holes.

Picacho. Forty-four holes (including San Ramon) were drilled on 12 fence lines. Fence lines were originally established at 100 m spacing in earlier exploration work. Additional drilling by Gammon Lake and predecessors has been completed on fence lines at a nominal 50 m spacing. Additional drilling will be required in order to achieve the 50 m fence line by 25 m on section drilling pattern as at Plaza de Gallos and Refugio.

(ii) NE Area

The NE Area contains the Brenda, JM, Upper JM, La Zorra-Rosario del Oro-Ressurrecion, Las Animas, Belen-San Juan-Balvenara, Aventurero-Guaymas, Maria, El Rayo and Saddle structures. A total of 108 holes have been drilled on these targets. Fence line spacing varies from a nominal 30 m spacing at Brenda to 100 or more metres. Fence line spacing was a function of both surface and underground drill station access and structural considerations. Fence lines containing multiple holes generally have a 25 m on fence line drillhole spacing.

(c) Underground Workings and Trenches

Numerous underground workings, dating back to the early to mid-1800s, occur throughout the project area. Extensive underground workings, stopes and galleries have been identified to date by Gammon Lake. Detailed historic long sections and some plans are available for the Picacho, Plaza de Gallos, Refugio and San Juan Mines. Mina Refugio is believed to be the oldest major underground development in the Ocampo District.

Most of the underground workings are partially collapsed or very dangerous to enter, however, Gammon Lake has been able to clean out or has gained access to workings in the Plaza de Gallos, Refugio, Belen, San Juan-Balvanera, Brenda, San Amado, Resurreccion and Santa Juliana mine areas. Some limited surveying, mapping and sampling has been completed. Presently, small-scale mining by a sub-lessor is taking place at Santa Juliana. All available plans have been digitized and converted to a 3-D format and this work is ongoing. Additional work still has to be completed in order to assess the location of all the workings. Currently, they are believed to be accurate within 20 m horizontally and 5 m vertically.

Forty field lines, totalling approximately 6,125 m were chip-sampled. The lines were sampled across road exposures, available outcrop and sub-crop or hand excavated trenches in the project area. The sample lines were surveyed by tape and compass and tied into the local grid using obvious cultural and/or topographic features and were corrected to the model topography. Location precision is within 5 m horizontally and 1-2 m vertically. Due to the availability of road cuts and/or outcrop, profiles are not necessarily continuous or located transverse to mineralized structures.

Mini Bulk Sample and Treatment

A mini-bulk sample was taken by Gammon Lake from March to May, 1999 by drifting through approximately 30 m of the high grade portion of the Brenda shear and stopping between 10 and 20 m above the drift. A total of 1,574 tonnes was extracted. Most material came from the 42 Level of the historic Brenda ("BW") Mine. Lot 3 (about 310 tonnes) was taken from the San Juan-Balvanera workings. Mining widths were approximately 2 m.

The material was processed at the Ocampo custom flotation mill and the concentrates were sold to Penoles. The following table summarizes the results.

Underground Bulk Sample Flotation Recoveries					
Sample	**Tonnes Mined**	**Au**	**Ag**	**Recovery %**	
		(g/t)	(g/t)	Au	Ag
1	322.7	5.6	144	86	76
2	571.9	6.4	204	86	75

3	309.7	9.4	417	86	77
4	370.0	8.6	405	92	81
Totals	**1,574.3**	**7.3**	**281**	**87**	**77**

Preliminary Density and Metallurgical Testwork

(a) *Overview*

The initial metallurgical testwork carried out on the Ocampo Project. consisted of bottle roll cyanidation tests and was completed in 1998. In 1999 further testwork was completed, and in late 2000 and early 2001, a second program included density measurements, bottle roll cyanidation tests, and column leach tests.

The metallurgical results to date are preliminary, but indicate that high recoveries are possible using conventional gold ore processing practices. The testwork results indicate that processing with a conventional milling operation or by heap leaching will yield good recoveries of both gold and silver. As is typical, the highest recoveries will be achieved with the higher capital and operating cost of a milling facility, as opposed to the lower costs of heap leaching.

(b) *Density Measurements*

Measurements of a limited number of core samples of ore and hand samples of waste indicate densities of 2.48 g/ccm and 2.48 g/ccm respectively. WGM assumed a specific gravity of 2.5 g/ccm for all rock types for the resource estimate.

(c) *Bottle Roll Tests*

Since 1998, a total of 28 bottle roll tests have been completed on the Ocampo Project on samples composited from various areas of the deposit. Although the test procedures and duration were similar, the particle size distribution of the samples was different.

Twenty-one bottle roll rests were carried out on samples prepared from the coarse rejects from RC drilling in 1998 that were selected to be representative of the deposit. In 1999, five bottle roll tests were carried out on core samples from the Augusta area.

During the most recent testwork in 2000, two bottle roll tests were carried out on composite core samples from the Plaza de Gallos and Refugio areas. The following conclusions can be drawn from the bottle roll testing completed to date:

- The average recoveries of gold and silver over a total of 28 rolling bottle tests indicated 93.8 % and 78.1 % respectively. The average was lowered somewhat by 6 tests carried out on minus 1.7 mm material which is considerably coarser than would be processed in a conventional milling circuit. The bottle roll tests on the coarse material yielded average gold and silver recoveries of 76.9 % and 52.0 % respectively;

- The testwork showed a strong correlation between particle size and leach kinetics and the resulting gold and silver recoveries. Twenty-one tests completed on minus 0.075 mm material had recoveries that averaged 97.1% for gold and 83.3 % for silver;

- Cyanide and lime consumptions are indicated to be in the order of 0.40 kg/t and 1.9 kg/t respectively, which are in the normal range; and

- The leach curves indicate that leaching is completed in a 24 to 48 hour period.

(d) Column Leach Tests

Six flooded column leach tests were completed to assess the potential application of heap leaching on the Ocampo project. The tests were carried out on the two composite samples taken from Plaza de Gallos and Refugio. The composite samples were crushed with three different size ranges and tested in flooded columns. These size ranges were minus 45 mm, minus 9.5 mm, and minus 1.7 mm.

Depending on the size of the material, the columns were operated for different lengths of time. The 45 mm columns were under leach for 76 days, the 9.5 mm columns were under leach for 143 days and the 1.7 mm columns were under leach for 117 days. In each case the cyanide solution flows upwards through the column, with gold and silver recovered from the solution with activated carbon. The leach solution was batched through the column and carbon tank with on going sampling for cyanide, pH, and gold and silver to track the kinetics of the process. The final metallurgical balance was completed with a sampling and assay of the ore removed from the column.

Flooded column leach tests are only regarded as a preliminary indication of heap leach potential, as they do not simulate the percolation characteristics of a commercial scale heap leach. The testing using the flooded column method indicated the following:

- Gold and silver recoveries ranged from 84.8 to 92.2% and 53.7 to 79.4% respectively, over the full 143 day period of the test. Recoveries after 76 days were considerably less;

- Recovery was considerably higher for the sample that was crushed to minus 1.7 mm, with the minus 45 mm sample yielding only an average of 69.3% gold recovery and 23.0% silver, however, this test was terminated after 76 days. The more practical size of minus 9.5 mm for a commercial heap leach indicated recoveries of 87.7% and 63.0% for gold and silver recoveries respectively; and,

- The metallurgical results from the samples at Plaza de Gallos differed considerably from the results of Refugio, indicating the need to more fully understand variations in the deposit and the potential impact on the selected process.

- Analysis of the remaining material after the leach periods showed that recovery was the highest on the finer fractions and lowest on coarser fractions. However, there is an indication there would be the minimal increased recovery by crushing below 4.75 mm.

(e) Gold and Silver Recoveries

The recoveries indicated to date show the ore to be very amenable to cyanide leaching. In a commercial operation the ultimate recovery is subject to solution losses after the ore is leached that result in some reduction in the overall recovery. In some fine grinding operations, these losses have been offset by the positive impact of the preferential grinding of metal bearing particles due to the nature of the classification systems in grinding circuits. Other possible impacts to the recovery in commercial operations result from carbon material in the ore that robs metal value from the leach solution into tailing streams or remains in heap leach piles.

(f) Future Metallurgical Testwork

The preliminary testwork completed to date on the Ocampo deposit indicates a free milling ore that will be amenable to conventional milling or heap leaching. To support an economic analysis of the options and define the ultimate process route for the project, further metallurgical work will be required. The following will be required to advance the metallurgical understanding of the deposit and select the process that provides the best economics for Ocampo:

- Determine the acid generating potential for the ore and waste;

- Investigate the possible presence of carbon material in the ore and waste that may enter the mill or heap;

- Investigate the presence of copper and other minerals that may contribute to high cyanide and lime consumption;

- Investigate the mineralogy to understand the gold occurrence and possible alternate process options with gravity and flotation in a conventional milling circuit;

- Metallurgically map the deposit to ensure the process can achieve the required recovery and capacity on the entire deposit. This study should include investigation into the range of work indices;

- If conventional milling is selected, optimize recovery by testing a range of cyanide concentrations, pH levels, and grinding sizes. Also investigate carbon in pulp, carbon in leach, and zinc precipitation for gold and silver recovery; and,

- Initiate site selection and investigation of issues that impact the cost of construction of heap leach pads and solution ponds, tailings dams, mill facilities and supporting infrastructure, etc.

Mineral Resources and Reserves

(a) General

The resources of the Ocampo project were estimated using a standard cross section technique. No categorization of resources was done by Gammon Lake before WGM's involvement with the project. Since the end of December, 2000, WGM has been working with Gammon Lake to validate the database, check the manual compositing of the mineralized zones and to ensure that all types of data can be seamlessly integrated for future use and studies. WGM has audited and confirmed the resource estimates that were prepared by Gammon Lake and has classified the resources according to current industry practice. A summary of the Measured and Indicated Resources is in the following table.

Summary of Measured and Indicated Resources				
Category	**Au (g/t) Tonnes**	**Grade**		
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*
Measured	7,671,000	1.40	67	2.75
Indicated	14,019,000	1.46	51	2.48
Total Measured and Indicated	21,690,000	1.44	57	2.58

* Equivalent Au is based on a ratio of 50:1 silver:gold

In addition to the Measured and Indicated Resources, there are Inferred Resources of approximately 5.8 million tonnes grading about 1.7 g Au/t and 86 g Ag/t or 3.4 g Eq. Au/t.

(b) Definitions

The classification of mineral resources and mineral reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001. WGM followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM Standards") in arriving at its classifications. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

- A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

- An **Inferred Mineral Resource** is that part of a.Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

- An **Indicated Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

- A **Measured Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

- A **Mineral Reserve** is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

- A **Probable Mineral Reserve** is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

- A **Proven Mineral Reserve** is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

(c) *Cross Sectional Resource Estimate*

(i) *General*

A cross sectional resource estimate was prepared by Gammon Lake using standard estimation techniques.

The methodology and parameters for this estimate were audited by WGM. WGM reviewed all the cross sections in varying amounts of detail and has validated the database. During this review WGM considered the geological and geometrical interpretation of each zone, checked the projection distances and areas of the blocks and audited the grade and the interval used for the resource blocks. WGM reviewed the spreadsheets and checked the formulas used to estimate the tonnages and weighted average grades of gold and silver.

(ii) Database

With the assistance of Gammon Lake, WGM compiled and validated the database which consists of core and RC drilling and trench information. The drilling conducted on the Ocampo Project to date totals approximately 39,785 m in 310 drillholes. There is also chip sample data from 40 sample lines and trenches, totalling about 6,125 m, within the area of interest. Some of the holes were started with RC and finished with core. The UGD and BR holes are all core. The breakdown of the drilling is 12,427 m of core drilling and 27,358 m of RC drilling. The average hole length is approximately 130 m.

The information used for resource estimation consists of collar locations, downhole surveys, raw assays, lithological and structural data. Some of the holes that did not intersect a main mineralized zone were not used for the modelling and resource estimation. The trenches were used to aid in the projection of the zones to surface, however, they were not used in the grade estimation procedures.

(iii) Statistical Analysis

Classical statistics were calculated and population distribution plots were created for the raw (mostly 1.5 m intervals) Au and Ag assays for the RC and core drillholes. WGM reviewed the data for all the assays (i.e., no cutoff), and the data using an assumed cutoff 0.50 g/t eq. Au, which is the cutoff used for the resource estimation (see below). This equates to a rough cutoff of approximately 0.30 g Au/t and 10 g Ag/t (at a 50:1 silver:gold ratio). The following table summarizes the results.

Classical Statistics for Raw Assays (at a cutoff of Au and Ag equating to 0.50 g/t Eq. Au)

	Number of Samples	Arithmetic Mean	Standard Deviation	Maximum Assay	Coefficient Of Variation
Au at a 0.30 cutoff	2,824	1.72	3.6	70.13	2.1
Ag at a 10 g/t cutoff	3,132	68	156.7	3020	2.3

In both cases, the arithmetic mean of the Au and Ag samples above the nominal cutoff slightly over-estimated the overall average grade of the deposit estimated from the cross sections. This could be accounted for a combination of factors, including:

- small amounts of internal waste being incorporated during the sectional interpretation of the zones;
- the exclusion of single high grade assays that were not used in the resource estimation; and,
- having either the gold or silver solely carrying the grade of the resource block.

The co-efficient of variation is low for both Au and Ag, giving additional confidence that the grade distribution is robust and the sample population is adequate so as not to introduce any major bias. WGM reviewed the statistics and cumulative frequency and probability plots of the raw assays and decided that cutting of high grades was not warranted.

(iv) Method of Estimation

Numerous zones have been identified on the Ocampo project, with the majority of work conducted (and resources defined) on the deposits on the PGR Trend. These four deposits contain approximately 75% of the tonnage and almost 70% of the contained equivalent ounces of Au. While WGM concentrated the audit on these main zones, all cross sections where resources are developed were looked at in varying amounts of detail.

Zone outlines (mineralized boundaries) were digitized by Gammon Lake in AutoCAD on cross sections using local geologic control. An external cutoff grade of 0.50 g/t Eq. Au was used for zone definitions. Equivalent Au was defined at a 50:1 (Ag:Au) ratio, using a gold price of $260/oz and a silver price of $5.20/oz. A minimum interval length of 2 samples (3.0 m) was required to produce an intersection that could be used to define a resource block. Up to 3 samples (4.6 m) of internal waste could be incorporated into the composite, as long as the next sample was above 0.50 g/t Eq. Au and the block grade exceeded the 0.50 g/t cutoff.

In general, the deposits are structurally controlled and have good continuity along strike and down dip. The zones are open at depth in most areas. WGM reviewed the zone interpretations on the cross sections and made adjustments with Gammon Lake personnel as necessary.

The digitized cross sectional outlines were divided into mineralized blocks, projecting half the distance to adjacent drillholes on each section and between sections. Intercept (block) grades for each drillhole were calculated as a length weighted average. Intercepts below cutoff, or that did not meet the minimum length criteria, were used to assure zone continuity and geometry, but were not used in the resource estimate. Surface and underground information was used to aid in the interpretation and configuration of the zones, but was not used for grade estimation.

Areas of the blocks were determined in AutoCAD and multiplied by the width of the block (i.e., the distance between sections) and an average specific gravity of 2.5 (for all rock types) to estimate tonnage. Tonnages and grades were estimated for each mineralized block on each section and tabulated.

As the audit was proceeding, WGM classified the blocks according to NI 43-101/CIM Standards. Blocks that were projected 25 m or less from any drillhole between cross sections and had data support on all four sides were categorized as a Measured Resource. Dip projections of these blocks were generally limited to 25 m. In some instances, dip projections of up to 50 m was allowed if the blocks were supported by deeper drilling on adjacent sections. The average total width of the blocks for the Measured Resources was 39 m.

Indicated Resources were projected up to a maximum of 50 m and were generally defined as blocks that had support on three sides or less or were at the end of the zone. The end of the zone could be either the strike or down dip extension of the mineralization. The average total width of the blocks for the Indicated Resources was 60 m.

The Measured and Indicated Resources are summarized in the table below.

Measured and Indicated Resources								
Zone and Category	Tonnes	Grade			Contained Ounces		
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*	Au	Ag	Eq. Au*
Measured Resources							
Conico	819,000	1.39	54	2.47	36,600	1,427,900	65,200
Brenda	190,000	1.37	103	3.43	8,400	631,400	21,000
La Zorra	101,000	1.60	95	3.49	5,200	306,600	11,300
Picacho	1,493,000	1.34	73	2.80	64,200	3,506,500	134,300
Refugio	3,270,000	1.46	67	2.80	153,500	7,062,000	294,700
Plaza de Gallos	1,798,000	1.32	64	2.61	76,500	3,710,200	150,700

Total Measured Resources	**7,671,000**	**1.40**	**67**	**2.75**	**344,400**	**16,644,600**	**677,200**
Indicated Resources							
Conico	3,206,000	1.26	12	1.51	129,600	1,284,200	155,300
Brenda	258,000	1.24	56	2.36	10,300	463,000	19,600
La Zorra	191,000	1.27	66	2.58	7,800	402,800	15,900
Picacho	2,937,000	1.23	58	2.38	116,100	5,434,000	224,800
Refugio	1,515,000	1.03	41	1.84	50,000	1,975,200	89,500
Plaza de Gallos	1,575,000	1.21	38	1.96	61,200	1,900,800	99,200
Adventurero	1,267,000	3.46	128	6.02	141,100	5,208,100	245,300
JM	1,069,000	1.12	42	1.97	38,500	1,458,400	67,600
Resurreccion	300,000	0.73	29	1.31	7,000	280,700	12,700
Las Animas	609,000	1.25	32	1.90	24,600	627,500	37,100
Guaymas	104,000	2.11	44	2.99	7,100	145,900	10,000
Maria	56,000	1.73	25	2.24	3,100	45,700	4,000
Rosario del Oro	378,000	1.65	51	2.67	20,000	618,600	32,400
San Juan	554,000	2.42	178	5.97	43,000	3,160,500	106,200
Total Indicated Resources	**14,019,000**	**1.46**	**51**	**2.48**	**659,400**	**23,005,400**	**1,119,600**
Total Measured and Indicated Resources	**21,690,000**	**1.44**	**57**	**2.58**	**1,003,800**	**39,650,000**	**1,796,800**

* Equivalent Au is based on a ratio of 50:1 silver:gold

Note: Numbers may not match due to rounding.

Inferred Resources were estimated for six deposits that appeared to have good depth potential based on the present drilling information and the presence of underground workings below the lower limit of the drilling. The strike length and a depth extension were estimated for each deposit and an average width was calculated from the present Measured and Indicated Resource blocks. An assumption was made that 50% of the estimated tonnage would be mineralized with the average grade of each deposit.

Because the Aventurero and San Juan-Balvanera deposits are assumed to be underground targets, underground criteria were used to calculate the composites used for Inferred Resources. An Eq. Au cutoff of 4.0 g/t was required over a minimum core length of 3 m (two samples). Generally, only one sample (1.5 m) of internal waste was allowed. Part of the mini-bulk sample results from the 1999 underground test mining program were used to further refine the San Juan-Balvanera average grade determination. The use of this higher cutoff resulted in slightly higher grades for both the Indicated and Inferred Resources. The following table summarizes the Inferred Resources.

Inferred Resources											
						Grade			**Contained Ounces**		
Deposit Area	**Strike** (m)	**Width** (m)	**Depth** (m)	**Mineralized**	**Tonnes**	**Au** (g/t)	**Ag** (g/t)	**Eq. Au** (g/t)*	**Au**	**Ag**	**Eq. Au***
Plaza de Gallos – Refugio	1,300	20.0	100	50%	3,250,000	1.29	53	2.35	134,800	5,538,600	245,600
Picacho	650	20.0	100	50%	1,620,000	1.25	57	2.39	65,300	2,978,300	124,900
San Juan – Balvanera	700	3.2	100	50%	280,000	7.01	500	17.01	63,100	4,501,600	153,100
Aventurero	500	4.4	100	50%	280,000	4.4	265	9.7	38,900	2,343,200	85,800

Brenda Area	400	15.0	50	50%	370,000	1.21	56	2.33	14,500	677,900	28,100
Total					**5,800,000**	**1.7**	**86**	**3.42**	**316,600**	**16,039,600**	**637,500**

*Equivalent Au is based on a ration of 50:1 silver:gold
Note:Numbers may not match due to rounding.

As an additional check, WGM generated composites for every hole in Gemcom, to confirm Gammon Lake's manual estimation. Differences were discussed and corrected, where necessary, and input into the AutoCAD-based spreadsheets.

Interpretation and Conclusions

Based on WGM's site visit, knowledge of the geology of the area and our interpretation of the data collected, the following conclusions can be made:

- The Ocampo area is a classic gold-silver epithermal district and, is classified as a pluton related adularia-sericite system. Gold-silver mineralization is structurally controlled by N, WNW, NW, NE and EW striking structures. Mineralization is present over an elevation range of at least 700 m and can be sub-divided into the PGR Trend and the NE Area.

- Work to date has demonstrated that the Ocampo district has significant potential. Gammon Lake has consolidated the land holdings and currently owns, or has options to purchase, 100% interest in the properties with significant historic production and exploration potential. The number of holes intersecting economically interesting mineralization to total holes drilled is very good and is a reflection of the quality of the property.

- WGM has confirmed the resource estimates that were prepared by Gammon Lake and has classified the resources according to NI 43-101 guidelines and the CIM Standards definitions. The summary of the resources of the Ocampo Project is provided in the table below.

Ocampo Gold-Silver Project
Summary of Measured and Indicated Resources

Category	**Tonnes**	**Grade**		
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*
Measured	7,671,000	1.40	67	2.75
Indicated	14,019,000	1.46	51	2.48
Total Measured and Indicated	21,690,000	1.44	57	2.58
Total Inferred	5,800,000	1.70	86	3.42

* Equivalent Au is based on a ratio of 50:1 silver:gold

- Drilling to date totals approximately 39,785 m in 310 holes and has been completed on 30 targets. The ongoing mapping and sampling work has defined additional drill targets. Drilling has established continuity in the mineralization both along strike and down dip on numerous targets. A significant portion of the defined resources may be amenable to open pit-heap leach mining techniques.

- The four main deposits in the PGR Trend lie within a contiguous zone of alteration and mineralization, which stretches along strike for over three km, and contain approximately 75% of the tonnage and almost 70% of the contained equivalent ounces of Au. Gold and silver are of equal economic importance at Ocampo.

- The structures hosting potentially economic gold and silver mineralization are composed of a core of quartz breccia surrounded by varying degrees of quartz stockworks. In some areas, such as Plaza de Gallos and Refugio, this mineralization can exceed 50 m in true thickness. The combined thickness of the quartz breccia-stockwork zones can be in excess of 75 m.

- Gold-silver mineralization in the PGR Trend and the NE Area is a low-sulphidation quartz-adularia type. The northwest portion of the property exhibits alteration, mineralization and geochemistry characteristics typical of a high-sulphidation quartz-enargite type. Rhyolite and dacite host rocks in this area indicate that this mineralization is stratigraphically lower, suggesting that the potential for high-sulphidation style mineralization may be present beneath or adjacent to the known mineralization in the PGR Trend and the NE Area.

- WGM is satisfied that Gammon Lake's logging, sampling and storage procedures for core and RC chips were done in a professional manner and are in accordance with standard industry practice. The project database is well organized and the results of the data collaboration work and check assays are within acceptable analytical variation.

- Gammon Lake's twinning of the RC drilling with the core drilling shows that there is no appreciable difference between the two drilling methods and that either method is suitable to determine the grade of the deposit.

- The preliminary testwork completed to date on the Ocampo deposit indicates a free milling ore that will be amenable to conventional milling or heap leaching. To support an economic analysis of the options and define the ultimate process route for the project, further metallurgical work will be required.

- CAG is currently completing geostatistical studies and block model estimates for each deposit. This work to date indicates that additional drilling will be required at the Conico, Picacho and Brenda deposits. All the above information will be used for the generation of open pits and will be incorporated into a Preliminary Feasibility Study under the direction of WGM.

- The district is very large in terms of both the size and the number of mineralized structures, and extends for more than 7 km in length. Abundant silicification and alteration indicates that potential exists to the north of the main PGR Trend, where little exploration work has been conducted to date.

Recommendations

The following recommendations are made by WGM:

- Additional mapping and sampling should be conducted in areas where alteration is most intense to search for strike extensions of the presently known mineralization or for parallel structures.

- An integrated geological software package should be acquired in order to maintain and update the project database, and resource estimates, as work progresses.

- Any accessible workings should be mapped and sampled and accurate locations determined, as this will aid in the projection of the mineralization below the present limit of drilling and will help target deeper zones.

- Topographic coverage should be increased to encompass all areas known to contain alteration and mineralization.

- Additional drilling will be required at the Conico, Picacho and Brenda deposits. This should be done to close down the drill spacing to a nominal cross section spacing of 50 m, and an on section spacing of about 25 m. Further in-fill may be required at 25 m line spacing to upgrade resources to a Measured category. If possible, any core holes drilled should be sited with geotechnical considerations in mind (for pit-slope determinations) to maximize the benefits of the extra drilling costs.

- Core drilling, or finishing with core, is still recommended for any deep mineralization targeted from surface (and all underground holes) and in cases where detailed structural information is required.

- More screen fire analyses (metallics) should be undertaken on mineralized intervals from high grade intersections throughout the project to determine if coarse gold is present in certain areas.

- A program of specific gravity determinations is required to evaluate spatial variation (and rock type) in specific gravity.

- Additional mineralogical and petrographic studies should be undertaken.

- Additional metallurgical testwork (column tests) is needed to determine optimum reagent levels versus recovery and leach time; and to assess the viability of low cost, heap leach extraction methods.

- Preliminary slope stability studies have been favorable, however, geotechnical core drilling should be completed before finalizing slope angles for an open pit operation.

Feasibility Study Program and Budget

(a) General

Gammon Lake has proposed the following budget for the Feasibility Study and WGM has reviewed the budget and made modifications as necessary. The following program and budget outlines the work that must be completed in order to bring the Ocampo Project up to a Type 3 Feasibility Study level. Type 3 studies are generally suitable to determine feasibility and assist management in establishing an overall budget for the project. Financing is often arranged on the basis of a Type 3 estimate.

The Feasibility Study will be a co-operative effort between WGM and consulting metallurgists. WGM will be responsible for the resource/reserve estimation and mining sections of the study. Consulting metallurgists will complete the metallurgical testing, design of the overall processing plant, heap leach pad and tailings ponds and associated costs.

(b) Program Descriptions

To complete the Type 3 Feasibility Study, it will be necessary for a WGM geologist, mining engineer, and project manager to conduct a property site visit. Metallurgical personnel have already visited the site, however, an additional site visit may be required. The following descriptions outline the scope of work to be completed by metallurgists and WGM and the budget is summarized in the following section.

(i) Metallurgical Testing

The following summarizes the scope of work for the consulting metallurgist's metallurgical test program:

1. *Acid Base Accounting Tests* - Acid base accounting tests will be completed on selected samples. A crushed 200 g portion will be split out and pulverized to 80% minus 200 mesh-Tyler (0.075 mm) and will be analyzed to determine the balance between acid producing and acid consuming components.

2. *Crushing Index* - Composite samples (one composite from each area of the deposit) will be submitted for Bond impact work index determination. This information will be compared with, and added to, the crushing index data already obtained for the Ocampo project.

3. *Specific Gravity* – Apparent bulk density tests will be conducted on samples selected from various rock types in the deposit. The values determined by this analysis will be compared with, and added to, the existing bulk density database.

4. *Leach Tests on Selected Material* – Composite samples will be utilized for bottle roll leach tests at a P_{80} of 0.075 mm. These bottle roll tests will be compared with other to examine the variability of the deposit to cyanide leaching.

5. *Column Leach Studies* – A series of column leach studies will be performed on bulk samples (combination of channel, pit and core material). The column leach tests will be completed over a 90-day test period at crushed sizes of P_{80} 4.75 mm and P_{80} 1.70 mm. Head assays and bottle roll leach tests will be completed on each of the bulk samples submitted. Head screen analyses with assays by size fraction will be completed on each column test feed sample. Tests to determine agglomeration requirements will be completed on representative splits of the column feed material, prior to initiating the leach tests.

Major items to be identified during the column leach program include the following:

- Overall metal recoveries;
- Rate of metal extraction (days of leach as well as solution required to leach – tonnes solution per tonne of ore);
- Reagent consumption and or addition required (NaCN, $Ca(OH)_2$ and cement);
- Solution balance (moisture content before, during and after leaching);
- Analysis of trace constituents in solution (comparison of solutions from the initial and final stages of leaching) and examination of deleterious components with regard to final solution processing (Merrill-Crowe Processing);
- Copper production;
- Mercury production;
- Apparent bulk density of material prior to and during leaching; and,
- Tailings assay and metal extraction by size fraction (tailings material size analysis and assays by size fraction).

(ii) Metallurgical Processing and Design

The following summarizes the scope of work for the consulting metallurgist's processing and design work:

- Review of previous studies and project data;
- Review of project metallurgical data and direction of any supplemental testwork required;
- Identification of key geologic characteristics of the ore which may affect processing alternatives or production options;
- Review of site specific developmental and infrastructure data;
- Optimization of the location of site facilities in relation to the mine and to area infrastructure. Important infrastructure items such as site access roads, offices, shops, warehouses, laboratory, staff

accommodations, medical facilities and power and water will be included;

- Development of applicable ore processing methods and projected rates of recovery and the use of testwork results to develop the appropriate process design criteria for the project;

- Development of the flowsheet, process equipment sizing, and process operating schedule;

- Preparation of feasibility level leach pad and pond designs;

- Evaluation of static and seismic ore heap and pond embankment stability;

- Development of project water balances for the determination of supply requirements and for environmental design;

- Projection of salaried and hourly personnel requirements for areas within KCA's scope of work;

- Estimation of project operating and capital cost requirements for areas within KCA's scope;

- Development of a project metal production schedule; and,

- General and administrative capital and operating costs.

(iii) WGM Reserve Estimation and Mine Design

The following summarizes the scope of work for WGM's reserve estimation and mine design program.

The resources at the Ocampo Project are presently estimated by a standard cross sectional technique in AutoCAD, and have been audited by WGM. In order to complete a open pit design, WGM must:

- import the existing block model into Gemcom;

- update the block model, where necessary, to reflect additional data or new geological interpretations;

- complete a detailed geostatistical analysis;

- finalize cut-off grades, specific gravities, cutting factors (if required) and block sizes;

- once the block model resource is completed, it will be compared to the cross sectional estimates; and,

- classify the resources according to NI 43-101 guidelines and the CIM Standards definitions.

Only deposits in the PGR Trend and Picacho will be used in the initial mine design.

The final resource and preliminary operating cost estimates will be used as a basis for the reserve estimate and mining study. WGM will carry out preliminary open pit optimizations using Whittle 4-X software to determine the optimum pit shell through sensitivity analysis. The pit shell will be based on various economic and technical parameters, which are driven by a combination of economics and corporate decisions. This may also aid, in a preliminary fashion, the determination of where the boundary between the open pit and possible underground mining is located.

Using the optimum pit shell, the following will be produced:

- a detailed pit design, including benches, berms and haul roads;
- a mine production schedule for various periods and the life of mine;
- during the schedule development, the possibility of sequencing the pit into phases and the stockpiling of low-grade material in an effort to improve the cash flow early in the project, will be explored; and,
- pit and dump plans that represent the mining progress at the end of various scheduled periods, ie., pre-production stripping, annual mine plans and end of mine life.

During the course of the open pit design, an estimate of the mine equipment fleet and associated costs will be completed. This will include:

- production and performance optimization studies to detail load and haul equipment sizing/matching to meet production scenarios;
- capital and operating costs will be prepared to the intended level of accuracy of the study;
- capital cost estimates will be prepared for the major pieces of equipment using price quotations received from suppliers;
- drilling requirements will be based on estimated penetration rates, blast patterns and productivity rates; and,
- ancillary equipment requirements will be factored, based on WGM's experience at other similar open pit mining operations or obtained from an in-house database.

Once the size of the equipment fleet has been estimated, personnel requirements will be addressed and a comprehensive manpower estimate will be prepared and used to estimate labour costs. WGM will attempt to obtain local rates for wages and supplies, whenever possible, for use in preparing a mine operating cost estimate.

An economic analysis of the project will be prepared using the detailed production schedule. From the revenues thus determined and the capital and operating costs previously estimated, detailed cash flows will be completed, on an after-tax stand-alone project basis. If so requested, WGM will review the impact of various financing options, in addition to normal sensitivity analyses. WGM will use the Discounted Cash Flow approach in its evaluation of the Ocampo project.

(c) Program Budget

The following table summarizes the budget for the above work program. This budget will bring the project up to a Type 3 Feasibility Study level.

Ocampo Gold-Silver Project - Type 3 Feasibility Study Budget				
Description				Cost (C$)
PHASE 1 - DRILLING AND METALLURGY				
Drilling	**Holes**	**Metres**	**Unit Cost**	
Condemnation Holes	7	525	45	24,000
		Samples	**Unit Cost**	
		175	20	4,000

Pad and Road Building				10,000
Subtotal Drilling				$38,000
Metallurgy				
Crushing Tests				3,000
Specific Gravity Determinations				3,000
Ore Characterization Bottle Roll Tests		**Tests**	**Unit Cost**	
		25	380	10,000
15 Bulk Samples - 2 Holes per Sample	**Number**	**Metres**	**Unit Cost**	
RC Precollar Holes	30	2250	45	101,000
Core Holes	30	800	150	120,000
Column Tests (including agglomeration) - 2 Sizes per Sample		**Tests**	**Unit Cost**	
		30	6000	180,000
Waste Rock Characterization (Acid - Base Accounting)		20	145	3,000
Subtotal Metallurgy				***$420,000***
SUBTOTAL PHASE 1				**$458,000**
PHASE 2 - TYPE 2 FEASIBILITY DOCUMENT				
Processing Plant, Pad and Pond Design, Capital and Operating Costs				
New Topo				80,00
Pad and Pond Design and Costs				75000
Plant Design and Costs				15,000
Crusher Design and Capital Costs				15,000
Overall Processing Site Layout				8,000
Process Operating Costs				15,000
Subtotal Processing and Pads/Ponds				***$136,000***
Reserve Study and Mine Plan				
Block Model				30,000
Site Visits				20,000
Preliminary Pit Design and Reserves				10,000
Haul Road and Waste Dump Design				10,000
Equipment Sizing, Capital and Operating Cost Determination				10,000
Final Reserve Estimation and Production Schedule				20,000
Financial Analysis				10,000
Subtotal Reserves and Mining				***$110,000***

Hydrologic and Process Water Assessment Report					**15,000**
Feasibility Report Preparation					**25,000**
WGM Management Fee					**30,000**
SUBTOTAL PHASE 2					**$316,000**
SITE EXPENSES			**Months**	**$/Month**	
Gammon Lake Personnel					
Field Geologist			2	4200	8,000
Labour			2	2000	4,000
Subtotal Direct Personnel Costs					$12,000
Field Expenses	**Units**	**Days**	**Months**	**$/Day**	
Vehicles	1	30	2	75	5,000
Food and Living Expenses	1	30	2	30	2,000
Supplies and Expenses					5,000
Subtotal Field Expenses					***$12,000***
SUBTOTAL SITE EXPENSES					**$24,000**
SUBTOTAL FOR TYPE 2 FEASIBILITY STUDY					**$798,000**
Contigency (10%)					80,000
TOTAL FOR TYPE 2 FEASIBILITY STUDY					**$878,000**
PHASE 3 FOR TYPE 3 FEASIBILITY STUDY (including mine permit document)					**$375,000**
GRAND TOTAL TYPE 3 FEASIBILITY STUDY					**$1, 253,000**

2. Santa Maria and La Cuesta Claims

The Company has a 100% interest and a 90% interest, respectively, in two mineral claims, referred to herein as the "La Cuesta Claim" and the "Santa Maria Claim" located in the municipality of Chinipas in the State of Chihuahua, Mexico. The La Cuesta Claim, and the Santa Maria Claim cover an area of 150 hectares (approximately 370.5 acres) and 40 hectares (approximately 98.8 acres), respectively. Pursuant to the terms of the agreement by which these Mexican properties were acquired, the vendor received 1,500,000 Common Shares of the Company. The purchase agreement contained certain escrow requirements for the vendor and certain expenditure requirements by the Company, all of which have been waived.

Location and Access

The Santa Maria and La Cuesta Claims are located in the southwestern part of the State of Chihuahua, Mexico. The project areas are accessible via paved roads to the town of Alamos, Mexico. From this town, a single-lane dirt road passes through the Sierra Madre Mountains to the Santa Maria Property, a distance of approximately 100 kilometres. The Santa Maria showing is located in a deep river valley, accessible by a narrow path 500 metres beyond the road. The La Cuesta Claim is located ten kilometres north of the town of Guadelupe Victoria and approximately fifteen kilometres east of the Santa Maria Claim and is only accessible by horse.

Regional Geology

The Sierra Madre Occidental province is a volcanic plateau that parallels the West Coast of Mexico, having a north-northwest trend with elevations of 3,000 metres and a width of 200-300 kilometres. Two major volcanic sequences and several classes of mineral deposits have been identified within the mountains and are being actively explored by many companies. Fissure and stockwork style quartz veins are the most common and economically significant types of mineral deposit in this area. The lower volcanic sequence consists of andesites and minor rhyolites and is generally Late Cretaceous to Eocene in age. The younger volcanic sequence which overlies the older volcanics is composed of rhyodacite to rhyolitic ignimbrites and is Tertiary in age. Fissure and stockwork quartz vein hosted precious metal mineralization occurs in numerous districts but is generally confined to the lower volcanic sequence. Disseminated mineralization also occurs within the surrounding host volcanic, associated with hydrothermal alteration caused by the fissure vein intrusion.

Current Exploration Results

The quartz stockwork hosted gold and silver mineralization at the Santa Maria Claim is well exposed in the Main Zone area. Intervals of more than five metres have returned ore grade values of both gold and silver. Additional mineralization exposed along the extension of the Main Zone at the Amethyst and Scorpion zones has returned high gold and silver values in addition to significant base metal mineralization. The presence of similar mineralization for over 300 metres east and west of the Main Zone suggests excellent potential for the development of a larger strike length. The extent of the currently outlined mineralization is generally a result of the confining nature of the deep river valley and the limited regional focus. For this reason, the true width of the Main Zone cannot be determined.

The Santa Maria property offers potential for the development of significant amounts of high grade gold and silver mineralization. The presence of lead and zinc mineralization suggests the possibility of base metal zones, typical of stockwork type mineral deposits. Further work is necessary in order to investigate the continuity of the outlined zones. Good potential exists to extend the strike length of the currently outlined zone to over one kilometre. Detailed mapping of the area is required in order to determine the relationship of all outlined zones. Diamond drilling of the Main Zone mineralization to test the down dip extension of the zone is also proposed. Significant potential also exists to increase the strike and dip extent of the high-grade intercepts at the Main Zone with a limited number of drill holes. The presence of lead and zinc may also suggest the possible vertical zonation of precious and base metal mineralization which can be tested with these drill holes.

The zone tested during the Company's initial visits to the La Cuesta property exposed at the old workings and steep cliffs and overburden in the area limit the available exposure. The gold and silver values returned from mineralized host volcanics suggest good potential for the development of a larger mineralized zone. Significant alteration was noted in the area, including a zone approximately one kilometre from the old workings. This zone was not investigated during this visit, however, gold and silver have been reported at this location.

Additional field work is recommended on the La Cuesta property in order to fully evaluate the extent of the high grade gold and silver values. Further work should concentrate on a systematic evaluation of the area including the alteration zone noted one kilometre away. The flat lying nature of the vein and the steep slopes suggest that mapping along the contour slope may be the most effective way of assessing the claims. Favourable results would warrant diamond drilling to test continuity of the zone within the mountain.

No substantive work is planned on the Santa Maria and La Cuesta properties as the Company has placed primary emphasis on the development of its Ocampo Project. See "Ocampo Project".

3. *Mineral Claims in the Province of Nova Scotia*

General

Between 1994 and 1997, the Company acquired claims in several areas located in the eastern part of the

Province of Nova Scotia for the purpose of exploring and developing the economic viability of low grade, large tonnage, gold deposits within the Meguma Group. In addition, claims were also acquired for gold and base metals within Devono-Carboniferous at North Ogden and Northport, which lie outside the Meguma Group. In total, 361 claims were acquired. In 1998, after completion of the field work described below, the Company retained 108 claims on the basis of the work done and the potential of those claims.

In light of the Company's primary focus on the Ocampo Project (see "General Development of the Business"), in 2001 the Company relinquished its interest in 68 claims and has retained its interest in 40 claims. The Company is currently determining whether to sell, option or joint venture its interest in these remaining claims. Historical expenditures made on all Nova Scotia properties were written off in the twelve months ended July 31, 2001 (see "Management's Discussion and Analysis - Results of Operations - Twelve Months Ended July 31, 2001").

A review of available geological reports and assessment data suggests that gold bearing slate, metasiltstone and metagreywacke occur throughout southern and eastern Nova Scotia. However, no large-scale assessment of the bulk gold potential (i.e. low grade high tonnage deposit) has ever been undertaken within the Province of Nova Scotia. The Nova Scotia Department of Natural Resources ("NSDNR") recognized the economic significance of bulk mineable gold mineralization and initiated an assessment of the potential deposit styles. A large collection of information is now available through the NSDNR, including Geographical Information Systems ("GIS") based, geochemical, geophysical, and geological information, all of which are easily accessible to the public.

Physiography and Regional Geology

Gold deposits and mineralization in Nova Scotia are primarily confined to the Goldenville Formation, however, minor gold mineralization does occur locally in the Halifax Formation. Native, visible gold is generally hosted within three different environments within the Goldenville Formation. Coarse grained gold is commonly found in association with bedding parallel quartz veins, adjacent cross veins and associated wall rock slates. Fine grained gold (less than 100 mesh) has been noted within altered argillite and siltstones that have no associated veins. Recent examinations of several gold prospects by NSDNR staff has shown that significant gold mineralization can also occur within thick sequences of altered greywackes in association with electrum and intermetalic compounds. The Nova Scotia environment and the Company's claim holdings are amenable to underground and open pit mining operations.

Licence Holdings

The *Mineral Resources Act* (Nova Scotia) defines an exploration licence as a group of one to eighty claims, with each claim containing 16.188 hectares of area. Claims are held for a period of one year from the date of issue, at which time a "report of worked performed" must be submitted. Licence holders must conduct acceptable exploration activities worth a minimum of two hundred Canadian dollars ($200) on each issued claim, in order to keep those claim licences in good standing.

The claims owned by the Company in Nova Scotia consist of a single grouping called, Harrigan Lake. No substantive work has been completed on these claims in the past year. These claims require an annual expenditure of $1,280 to be maintained in good standing. The Company is currently determining whether to sell, option or joint venture these claims. Otherwise, the Company plans to complete only the required annual expenditures through a modest sampling and trenching program. No substantive work is planned as the Company has placed primary emphasis on the development of its Ocampo Project (see "General Development of the Business"). Historical expenditures made on all Nova Scotia properties were written off in the twelve months ended July 31, 2001 (see "Management's Discussion and Analysis - Results of Operations - Twelve Months Ended July 31, 2001").

<u>Risk Factors</u>

An investment in the securities of the Company is speculative and involves numerous and significant risks and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the following risk factors:

1. Exploration Stage Company

The Company is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Company's property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

2. Government Regulations

The Company 's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its mining activities, the Company's exploration licences must be kept current. There is no guarantee that the Company's exploration licences will be extended or that new exploration licences will be granted. In addition, such exploration licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

3. Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there can be no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

4. Mining Risks and Insurance

The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

5. *Environmental Protection*

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Company or require it to expend significant funds.

6. *Capital Investment*

The ability of the Company to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely. For the terms of the Company's joint venture property payments, see "Ocampo Project". A summary of commitments pursuant to the Company's option and joint venture agreements are as follows:

Agreement	Consideration	Terms
Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Soyopa Joint Venture Agreement	U.S. $125,000 U.S. $3,500,000 U.S. $3,500,000 U.S. $1,000,000	On or before May 23, 2002. On or before November 23, 2006. On or before November 23, 2007. Upon sale of Ocampo Project to a third party.

7. *Conflicts of Interest*

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

8. *Dependence on Key Personnel*

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Company considers Messrs. Bradley H. Langille and Fred George to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Company has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Company's business, and through equity participation.

9. *Lack of Active Market*

There can be no assurance that an active market for the Common Shares of the Company will develop or continue and any increased demand to buy or sell the Common Shares of the Company can create volatility in price and volume.

10. Dividends

To date, the Company has paid no dividends on its Common Shares and does not intend to pay dividends in the foreseeable future. See "Dividend Record and Policy".

11. Competition

The mining industry in Canada is subject to governmental controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Company will also be required to compete in the future directly with other companies that may have significantly greater resources.

12. Foreign Operations

A significant part of the Company's property interests are located in the State of Chihuahua, Mexico, and are subject to that jurisdiction's laws and regulations. The Company believes the present attitude of Mexico and the State of Chihuahua to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

13. Currency

The Company carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico. Such fluctuations may materially affect the Company's financial position and results.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

1. Twelve Months Ended July 31, 2001, 2000 and 1999 - Consolidated Balance Sheet Data

	2001 ($)	2000 ($)	1999 ($)
Working capital	2,066,895 (1)	2,788,051	1,001,230
Current Assets	2,249,801 (1)	3,059,323	1,196,030
Capital Assets	29,577	33,868	27,668
Mineral properties & related deferred costs	22,583,821	11,713,818	2,822,058
Current Liabilities	182,906	271,272	194,800
Shareholder's Equity	24,680,293 (1)	14,535,737	3,850,956

2. *Twelve Months Ended July 31, 2001, 2000 and 1999 - Consolidated Statement of Loss and Deficit Data*

	2001 ($)	2000 ($)	1999 ($)
Interest Income	108,703	133,646	13,809
Expenses	1,669,255	1,028,262	384,990
Losses	1,560,552	894,616	371,181
Write-down of Abandoned Mineral Properties	150,784	44,064	17,335
Net Loss	1,711,336	938,680	388,516
Net Loss (per share)	(.09)	(.06)	(.05)
Net Loss (per share, fully diluted) (2)	(.09)	(.06)	(.05)

Quarterly Information (3)

	Three Months Ended October 31, 2000 / 1999	Three Months Ended January 31, 2001 / 2000	Three Months Ended April 30, 2001 / 2000	Three Months Ended July 31, 2001 / 2000
Interest Income	$19,128 / $5,103	$50,649 / $9,897	$18,695 / $21,186	$20,231 / $97,460
Interest Income (per share)	$0.001 / $0.000	$0.003 / $0.001	$0.001 / $0.001	$0.001 / $0.006
Interest Income (per share, fully diluted)(2)	$0.001 / $0.000	$0.002 / $0.001	$0.001 / $0.001	$0.001 / $0.005
Net Loss	$279,583 / $147,981	$899,355 / $312,498	$337,727 / $302,189	$194,671 / $176,012
Net Loss (per share)	$(0.015) / $(0.013)	$(0.047) / $(0.021)	$(0.016) / $(0.019)	$(0.009)/ $(0.010)
Net Loss (per share, fully diluted)(2)	$(0.014) / $(0.011)	$(0.042) / $(0.017)	$(0.014) / $(0.017)	$(0.008) / $(0.009)

Notes:

(1) This is a pro forma presentation. Based on the audited consolidated financial statements for the twelve months ended July 31, 2001, working capital, current assets and shareholder's equity were $1,018,392, $1,201,298 and $23,631,790, respectively. The net proceeds from a private placement closed on October 11, 2001, in the amount of $819,840 after deduction from the gross proceeds ($1,027,000) of the agent's fee ($82,160) and the expenses of the offering ($125,000) and the net proceeds from a non-brokered private placement closed on December 19, 2001, in the amount of $228,662 after deduction from the gross proceeds ($233,662) of the expenses of the offering ($5,000) for a total net proceeds of $1,048,502, were received after July 31, 2001 and, as such, are not reflected in the audited statements. The working capital, current assets and shareholder's equity information presented above has been adjusted to reflect the net proceeds from these private placements.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

(3) Quarterly information for the three months ended October 31, 1999 and 2000, six months ended January 31, 2000 and 2001, and nine months ended April 30, 2000 and 2001, was obtained from the Company's unaudited quarterly financial statements for these periods.

Dividend Record and Policy

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Company's board of directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended July 31, 2001, 2000 and 1999 and the accompanying notes included as part of this annual information form.

Overview

The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2001, 2000 and 1999, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries, Gammon Lake Nova Scotia, Gammon Lake Mexico and Gammon Lake Barbados.

The Company's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

Results of Operations

1. Twelve Months Ended July 31, 2001

During this period, the Company earned income of $108,703 (2000 - $133,646), relating to interest on short-term investments. The Company incurred expenses of $1,669,255 (2000 - $1,028,262), of which $5,428 (2000 - $4,540) were due to amortization, $610,547 (2000 - $370,772) to general and administrative expenses, $36,000 (2000 - $36,000) to management fees, $947,027 (2000 - $552,728) to professional fees and $70,253 (2000 - $64,222) to wages and benefits. The Company's write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 - $44,064) and its net loss for the period was $1,711,336 (2000 - $938,680).

2. Twelve Months Ended July 31, 2000

During this period, the Company earned income of $133,646 (1999 - $13,809), relating to interest on short-term investments. The Company incurred expenses of $1,028,262 (1999 - $384,990), of which $4,540 (1999 - $3,184) were due to amortization, $370,772 (1999 - $179,262) to general and administrative expenses, $36,000 (1999 - $36,000) to management fees, $552,728 (1999 - $108,760) to professional fees and $64,222 (1999 - $57,784) to wages and benefits. The Company's write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 - $17,335) and its net loss for the period was $938,680 (1999 - $388,516).

3. Twelve Months Ended July 31, 1999

During this period, the Company earned income of $13,809 (1998 - $18,169), relating to interest on short-term investments. The Company incurred expenses of $384,990 (1998 - $704,473), of which $3,184 (1998 - $1,772) were due to amortization, $179,262 (1998 - $180 ,553) to general and administrative expenses, $36,000 (1998 - $65,115) to management fees, $108,760 (1998 - $397,962) to professional fees and $57,784 (1998 - $59,071) to wages and benefits. The Company's write-down of abandoned mineral properties and related deferred costs for the period totalled $17,335 (1998 - $Nil) and its net loss for the period was $388,516 (1998 - $686,304).

Liquidity and Capital Resources

During the twelve months ended July 31, 2001, the Company expended a total of $11,019,407 on exploration of the Ocampo Project and $1,380 on exploration of its mineral claims in the Province of Nova Scotia. The $11,019,407 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,719,407 for exploration work paid by cash outlay, and $6,300,000 for arm's length services and property acquisitions paid by the issuance of 2,000,000 shares valued at an average price of $3.15 per share. Of the cash outlay of $4,719,407 for exploration work during the period, the Company paid the amounts of U.S. $750,000 and U.S $487,974, respectively, to Soyopa and Minera Fuerte under the terms of the Soyopa and Minera Fuerte Joint Venture Agreements. Under the terms of the Soyopa Joint Venture Agreement, the Company is also required to make an additional payment to Soyopa in the amount of U.S. $125,000 on or before May 23, 2002 and U.S. $7,000,000 in two separate payments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. See "Ocampo Project - Soyopa Joint Venture". Under the terms of the Minera Fuerte Joint Venture Agreement, the Company is required to pay the amount of $211,526 to Minera Fuerte upon the sale of the Ocampo Project. See "Ocampo Project - Minera Fuerte Joint Venture". During the period, the Company raised gross proceeds of $5,000,000 by way of a private placement of 1,000,000 special warrants, at a price of $5.00 per special warrant. The underwriter's fee ($350,000) and the expenses of the offering ($125,000) totalled $475,000, resulting in net proceeds to the Company of $4,525,000. The net proceeds of the private placements are being used by the Company to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Company received $31,500 from the exercise of options for the purchase of 20,000 Common Shares under the terms of the Company's Stock Option Plan, as well as $35,158 from the exercise of 14,063 common share purchase warrants issued pursuant to a private placement completed in 2000. As at July 31, 2001, the Company had cash in the amount of $469,915 and working capital of $1,018,392.

Subsequent to July 31, 2001, the Company raised (i) gross proceeds of $1,027,000 in connection with a private placement which closed on October 11, 2001, the agent's fee ($82,160) and the expenses of the offering ($125,000) totalled $207,160, resulting in net proceeds to the Company of $819,840, and (ii) gross proceeds of $233,662 in connection with a non-brokered private placement which closed on December 19, 2001 and the expenses of the offering of $5,000, resulting in net proceeds to the Company of $228,662 for a combined total net proceeds of $1,048,502. The Company will use the net proceeds of these private placements for the completion of a development and feasibility program on the Ocampo Project, as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Company has sought and received, at an annual and special meeting of shareholders held on January 25, 2001, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Company's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Company to expand its activities.

During the twelve months ended July 31, 2000, the Company expended a total of $8,935,562 on exploration of the Ocampo Project and $262 on exploration of its mineral claims in the Province of Nova Scotia. The $8,935,562 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,885,562 for exploration work paid by cash outlay, and $4,050,000 for arm's length services and property acquisitions paid by the issuance of 1,750,000 shares valued at an average price of $2.31 per share. During this period, the Company raised gross proceeds of $1,040,000 by way of two private placements of 270,000 and 250,000 units, respectively, at a price of $2.00 per unit.

The net proceeds from the issuance of the units were used by the Company to fund its mineral exploration program on the Ocampo Project and for general working capital purposes. During the period, the Company received $984,850 from the exercise of options for the purchase of 951,800 Common Shares under the terms of the Company's Stock Option Plan, as well as $646,029 from the exercise of 1,214,304 common share purchase warrants. The common share purchase warrants were issued to holders of Gammon Lake Resources Incorporated in connection with the Reorganization Transactions. See "Incorporation". During the period, the Company also received net proceeds of $5,022,582 from the exercise of rights for the purchase of 2,517,226 Common Shares under the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Company had cash in the amount of $2,625,342 and working capital of $2,788,051.

During the twelve months ended July 31, 1999, the Company expended a total of $1,614,576 on exploration of its mineral claims in the State of Chihuahua, Mexico (Ocampo - $1,565,404; La Cuesta and Santa Maria - $49,172) and $10,281 on exploration of its mineral claims in the Province of Nova Scotia. The $1,614,576 of exploration expenditures allocated to the Ocampo Project during the period consisted of $964,576 for exploration work paid by cash outlay, and $650,000 for an arm's length property acquisition paid by the issuance of 500,000 shares valued at an average price of $1.30 per share. During this period, the Company raised gross proceeds of $738,638 by way of three separate private placements of units, comprised of 75,000 units at a price of $2.00 per unit, 107,143 units at a price of $1.40 per unit and 250,125 units at a price of $2.00 per unit, respectively. The net proceeds from the issuance of the units were used by the Company to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Company received $580,800 from the exercise of options for the purchase of 484,000 common shares under the terms of the Company's Stock Option Plan, as well as $289,320 from the exercise of 964,400 common share purchase warrants at a price of $0.30 per common share. During the period, the Company also received $321,208 from the exercise of rights for the purchase of 247,083 common shares under the terms of a rights offering completed on December 14, 1998. As at July 31, 1999, the Company had cash in the amount of $1,129,652 and working capital of $1,001,230.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term. The Company will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. See "Risk Factors".

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeble future. Material indreases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company other than as follows:

1. During the year ended July 31, 2001, the Company paid a total of $482,831 (2000 - $239,069; 1999 - $172,048) to companies controlled by the directors of the Company for management fees, mineral property exploration expenditures, promotional fees and professional fees.

2. Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Company by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ITEM 6 MARKET FOR SECURITIES

The Common Shares of the Company have been listed and posted for trading on the Toronto Stock Exchange (the "TSE") since February 18, 2000, under the trading symbol "GAM". Between May 26, 1998 and February 17, 2000, the Common Shares of the Company were quoted for trading on the Canadian Dealing Network Inc. ("CDN") under the trading symbol "GAML".

ITEM 7 OFFICERS AND DIRECTORS

The management of the Company consists of six (6) executive officers and five (5) directors. The table presented below provides the names of and related information concerning each executive officer and director.

Name and Municipality of Residence	**Office Held**	**Director Since** (1)	**Principal Occupation** (2)	**Number (%) of Shares Beneficially Owned Directly or Indirectly** (3)
Bradley H. Langille (4) Halifax, Nova Scotia	Chief Executive Officer and Director	1998	Airline Pilot, Air Nova, a division of Air Canada Ltd., a national Canadian airline.	1,429,300 (5.6%)
Fred George Bedford, Nova Scotia	President and Director	1998	Same as "Office Held"	1,323,000 (5.2%)
Terence R.B. Donahoe Q.C. (4) Halifax, Nova Scotia	Chairman, Executive Vice-President and Director	1999	Same as "Office Held"	14,950 (0.1%)
Gregory K. Liller Tucson, Arizona	Vice-President, Exploration	--	Same as "Office Held"	Nil
Terence F. Coughlan Dartmouth, Nova Scotia	Vice-President, Operations and Director	1998	Geologist Consultant	398,300 (1.6%)

Name and Municipality of Residence	Office Held	Director Since (1)	Principal Occupation (2)	Number (%) of Shares Beneficially Owned Directly or Indirectly (3)
Andrew J. Miller Halifax, Nova Scotia	Chief Financial Officer	--	Chartered Accountant	Nil
Dale M. Hendrick (4) Toronto, Ontario	Director	2000	Geological Consultant	10,000 (0.03%)

Notes:

(1) All of the directors hold office until the close of the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed.

(2) See biographical summaries below for descriptions of the occupations of the above-noted individuals within the past five years and for prior periods.

(3) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Company has been furnished by the respective officers and directors individually. The percentage ownership is based on 25,680,066 issued and outstanding Common Shares as at December 20, 2001.

(4) Member of Audit Committee and Compensation Committee.

Bradley H. Langille

Mr. Langille is the founder of the Company and assembled the Company's first group of mineral claims. Between 1985 and 1990, Mr. Langille was Vice-President of Metro Insurance Services Limited, a medium-sized general insurance agency operating in Halifax, Nova Scotia. Prior to 1990, Mr. Langille operated a small wholesale and distribution business in Halifax. Since 1990, Mr. Langille has been employed as an airline pilot with Air Nova, a division of Air Canada Ltd. Mr. Langille studied geology at Saint Mary's University in Halifax and has prospected mineral properties for the past seven years. He has experience in mineral prospecting, exploration techniques, project management and negotiation of mineral acquisitions. Most notably, he has been instrumental in the exploration of disseminated gold in Nova Scotia. Mr. Langille resides in Halifax, and devotes sixty percent of his time to the operations of the Company.

Fred George

Mr. George has operated several retail business operations in Atlantic Canada since 1975 and has been the President of the New Release Video Ltd., a chain of retail stores, for the past 15 years. Mr. George has significant experience in international commodity trading including, among other things, as President of Sugar Loaf Spring Ltd. (a supplier to Wal-Mart USA) from 1994 to 1996. Mr George has more than fifteen years experience as a financial and business management consultant and is fluent in three languages. Mr. George devotes his full time to the affairs and operations of the Company.

Terence R. B. Donahoe Q.C.

Mr. Donahoe joined the Company in 1999, following a long career in public life in the Province of Nova Scotia. Between 1967 and 1978, Mr. Donahoe was a practising lawyer specializing in the field of family law. In 1978, Mr. Donahoe was elected to the Nova Scotia legislature and subsequently held a number of offices and portfolios in the government of Nova Scotia over an eighteen year period, including Leader of Her Majesty's Loyal Opposition, Interim Leader of the Progressive Conservative Party of the Province of Nova Scotia, Minister of Education, Attorney General, Minister of Labour, Chairman of Management Board, Minister of Tourism and Culture, and Minister of the Environment. Mr. Donahoe retired from politics in 1997 and was employed as a business consultant until 1999. Mr. Donahoe devotes seventy-five percent of his time to the affairs and operations of the Company.

Gregory K. Liller

Mr. Liller is a professional geologist with over 22 years experience in mineral exploration and mine development. He has a Bachelor of Science (Geology) degree from Western State College, Colorado. Active in Mexico since 1993, Mr. Liller served as exploration manager for a group of Canadian and Australian mining companies, including Santa Cruz Gold Inc. and Mogul Mining N.L. His major accomplishments during this period include overseeing the Lluvia de Oro gold mine, Sonora, Mexico, from initial exploration drilling through mine construction and managing the Magistral gold project from initial drilling through completion of a positive feasibility study. Mr. Liller devotes his full time to the affairs and operations of the Company.

Terence F. Coughlan

Mr. Coughlan is a geological consultant currently providing geological services to the Company. He has a Bachelor of Science (Geology) degree from Saint Mary's University, Halifax and has been actively prospecting for minerals since 1985.

Andrew J. Miller

Mr. Miller is a Chartered Accountant with over fourteen years of accounting and auditing experience in both the private and public sectors, where he has been involved in the completion of numerous auditing and review engagements and in financial statement presentation for a wide variety of clients. Mr. Miller's business experience also includes experience in the accounting and investment administration of estate, trust and investment management companies, long-term strategic and business planning, as well as the development of business unit frameworks and policies for the identification of business opportunities. Between 1993 and 1999, Mr. Miller held various management and auditing positions with the Government of Nova Scotia, including Manager Enterprise Development - Department of Transportation and Public Works, Director Internal Audit Services - Department of Supply and Services and Auditor - Nova Scotia Provincial Tax Commission. Between 1990 and 1993, Mr. Miller was employed as a staff accountant with the firm Deloitte & Touche and between 1985 and 1990, he held the position of Trust Officer and subsequently, Senior Internal Auditor with Central Guaranty Trust Company. Mr. Miller holds a Bachelor of Commerce from Saint Mary's University, Halifax (1985) and has completed various certificate programs offered by the Canadian Securities Institute and the Trust Companies Institute of Canada. Mr. Miller is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Nova Scotia. Mr. Miller is also a board member of the Halifax Industrial Commission and acted as Chair of the Finance Committee of the Commission between 1993 and 1996. Mr. Miller devotes fifty percent of his time to the affairs and operations of the Company.

Dale M. Hendrick

Mr. Hendrick is a professional engineer educated in Geological Engineering at Ottawa University and Queen's University. In his 45 year career, Mr. Hendrick has gained extensive experience in precious metal and base metal mineral exploration and development. He commenced his geology career in 1955 and joined Kerr Addison Mines Inc. in 1964, where he was Chief Geologist, Exploration from 1973 to 1988. In 1989, Mr. Hendrick formed Dale M. Hendrick and Associates to provide technical and financial consulting services to resource companies. Mr. Hendrick has been a member of the Canadian Institute of Mining and Metallurgy ("CIM") since 1970, and was awarded a CIM Fellowship in 1999.

No officer or director of the Company has (a) within the past 10 years, served in that capacity or was a shareholder holding a sufficient number of securities of the issuer to affect materially the control of any issuer which was the subject of a cease trade order or was declared bankrupt or made a voluntary assignment in bankruptcy; (b) been subject to a penalty or sanction relating to trading in securities, promotion or management of a publicly trading issuer; or (c) within the past ten years, been declared or made a voluntary assignment in to bankruptcy.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

  (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

  (iii) one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

  (iv) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.